Mail Stop 3561

June 15, 2007

Mr. Donald F. Felsinger
Chief Executive Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

> **RE: Sempra Energy**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed February 23, 2007 and May 2, 2007**
> **File No. 1-14201**

Dear Mr. Felsinger:

We have reviewed your response letter dated June 4, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of the comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report to Security Holders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 4

Comparison of Earnings, page 5

1.   We reviewed your response to comment one in our letter dated May 18, 2007. Please show us the revisions that you would make to your disclosure in response to our previous comment assuming you amended the filing. In doing so, please include disclosure regarding why you consider charges or gains are non-recurring in nature in each circumstance where a similar charge or gain is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Sempra Commodities, page 13

2.   We note your response to comment two in our letter dated May 18, 2007. Please show us what the additional disclosure in future revisions will look like.

Statements of Consolidated Cash Flows, page 46

3.   We note your response to comment six in our letter dated May 18, 2007. Given the guidance in paragraphs 28 and 29 of SFAS 95 we believe that you should revise your presentation in future filings to reconcile net income to net cash provided by operating activities. Refer to the remarks made by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding cash flows statements available on our website at http://www.sec.gov/news/speech/spch120605jl.htm.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Adoption of SFAS 157, page 19

4.   We reviewed your response to comment 12 in our letter dated May 18, 2007. In future filings please consider expanding your disclosure to show how items included in the recurring fair value measures table reconciles to amounts recorded in your balance sheet since the table is aimed at providing users of your financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                                        Sincerely,

                                                        William Thompson
                                                        Branch Chief